Fortuna intercepts 736 g/t Ag and 4.8 g/t Au over 19.3 m at Trinidad North discovery, San Jose Mine, Mexico

Vancouver, May 22, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to report continued success in the exploration drilling at the Trinidad North discovery at the San Jose Mine in Mexico. Drilling continues to intercept high-grade silver-gold mineralization over wide widths with the mineralization remaining open to the north and to depth.

Jorge Ganoza, President & CEO, commented:  “What is starting to emerge from this discovery is a new zone with consistent grades and thicknesses comparable with the best silver deposits in the world.  We look forward to the continued exploration of the Trinidad North discovery and an assessment of its impact on the company’s silver and gold production.”

Trinidad North Highlights:

Hole_Id	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)
SJO-288	551.85	591.10	39.25	19.3	736	4.76	990
	596.70	602.80	6.10	3.0	529	4.69	779
SJO-295	515.00	523.80	8.80	5.9	1,240	6.94	1,610
	533.20	544.00	10.80	7.2	731	3.84	936

Dr. Thomas I. Vehrs, Vice President of Exploration, commented:  “Exploration drilling at the Trinidad North discovery continues to intersect high-grade silver-gold mineralization over estimated true widths ranging from approximately 5 meters to over 19 meters.  The grades and widths intercepted in drill holes SJO-288 and SJO-295 are excellent and clearly indicate a strong mineralized system that remains open.  The company is advancing with the preparation of underground access at the 1300 meter level to allow for further exploration to test for extensions of the Trinidad North discovery to the north and to depths below the 1000 meter elevation.  This is a robust mineralized system that has excellent potential for expansion.”

A summary of the assay results for the principal mineralized intervals in the seven drill holes completed in April and early May is appended to this news release.  The reader is referred to the Fortuna Silver news releases of February 4, 2013 and April 22, 2013 for the results of previously released drill holes from the Trinidad North zone.  Please see the following link to the longitudinal section for the location of the Trinidad North drill results relative to the existing Mineral Reserves and Mineral Resources of the San Jose Mine:

http://www.fortunasilver.com/i/pdf/LS_TrinidadNorth.pdf.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Assay Results for Principal Mineralized Intervals at the Trinidad North Discovery, Mexico:

Hole_Id	From (m)	To (m)	Int (m)	Est Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)
SJO-285	384.00	386.90	2.90	1.6	86	0.48	69	201	42	112
	408.00	420.25	12.25	6.6	137	0.76	368	807	40	178
SJO-288	551.85	591.10	39.25	19.3	736	4.76	1705	3056	274	990
	596.70	602.80	6.10	3.0	529	4.69	7432	13333	1127	779
SJO-289	370.20	370.90	0.70	0.3	88	0.47	107	225	11	113
SJO-292	382.00	386.60	4.60	2.0	127	0.84	306	638	27	172
	429.00	431.00	2.00	0.9	458	3.14	920	1850	54	626
	441.00	442.00	1.00	0.4	932	0.27	16	63	987	946
SJO-295	515.00	523.80	8.80	5.9	1240	6.94	1106	2028	166	1610
	533.20	544.00	10.80	7.2	731	3.84	3670	7278	647	936
	566.00	568.00	2.00	1.3	317	1.40	259	461	34	392
SJO-297	317.00	318.50	1.50	0.9	97	0.60	270	294	18	129
	351.50	356.85	5.35	3.1	62	0.43	129	269	56	85
SJO-300	480.75	488.50	7.75	4.7	123	0.69	1558	2559	18	160
	494.60	495.20	0.60	0.4	155	0.93	94	166	23	205
	501.45	502.80	1.35	0.8	159	0.80	201	185	301	202

*Ag Eq values calculated at Au : Ag ratio of 53.37 based on metal prices as of December 31, 2012  (Au: US$ 1,572.19;  Ag: US$29.46), metallurgical recoveries of 89% for both Au and Ag, and lower cutoff of 70 g/t Ag Eq.